UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT SECOND QUARTER 2007 RESULTS

SIGNATURES

Fiat Group closed its 2nd quarter 2007 with revenues of €15.2 billion, up nearly 12% on the prior year, the highest level in its history (same perimeter basis). Group trading profit rose 44% to €946 million, the highest level ever reached by the Group, with all sectors posting positive results and improving over 2006.  Net income of €627 million is €297 million or 90% ahead of the prior year. Net debt dropped below the € 1 billion mark at €873 million (a €404 million decrease in the quarter), notwithstanding more than €500 million in dividend distributions and share buybacks.  2007 guidance is confirmed at the upper end of the range, with year-end debt levels now expected to be approximately €600 million.

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to approve the consolidated results of the Group for the second quarter and first half of 2007.

➢
Group revenues rose 11.5% to €15.2 billion driven by Trucks (+25.2% at €2.9 billion), Agricultural and Construction Equipment (+16.3% in US dollar terms, 8.5% reported) and Fiat Group Automobiles (+12.1% at €6.8 billion).

•	Fiat Group Automobiles grew sales 12.2% to 578,700 units, gaining share and reaching the highest level since 2nd quarter 2001.
•	Iveco benefited from strong performance in Western Europe and from buoyant conditions in Eastern Europe and Latin America and sold the highest level of vehicles in its history.
•
CNH revenues rose 16.3% in US dollar terms (8.5% reported) on improved Agricultural Equipment sales, driven by better mix and market share gains,  more than offsetting weakness in the US construction equipment market. The sector retailed the highest number of tractors and combines in any quarter in its history.

➢	Trading profit rose to €946 million (+44%) with all Sectors showing gains:
•	Fiat Group Automobiles more than doubled to €193 million (2.8% of revenues), driven by volumes and cost efficiencies.
•	Iveco posted a 37.4% increase to €224 million, with margins moving to 7.8% from 7.1% thanks to higher volume and prices.
•
CNH trading profit grew to €348 million  (10.6% of sales) up 36.8% in US dollar terms, driven by higher volume and better mix, except for North American construction equipment which traded in weak markets. The business achieved double-digit operating margins for the first time since the 1999 merger of Case and New Holland.

•	Components & Production systems drove trading profit up 39% to €146 million on higher volumes and cost efficiencies.
➢	Net industrial debt was reduced by €404 million from Q1 levels to €873 million. Fiat’s debt rating has been moved to investment grade by one rating agency.
➢	Three new industrial alliances announced in the quarter for Iveco, FPT Powertrain Technologies and Magneti Marelli.

Group results in the second quarter

Fiat Group had revenues of €15.2 billion in Q2 2007, up 11.5% from the same period in 2006, driven by growth across all major industrial businesses.

With revenues of €7.4 billion, the Automobiles businesses posted a 12.3% growth over Q2 2006. All sectors contributed to this positive performance: Fiat Group Automobiles had revenues of €6.8 billion, up 12.1% from Q2 2006 on higher volumes. Revenues increased 8.7% at Ferrari and 19.6% at Maserati.

Agricultural and Construction Equipment businesses (CNH) had revenues of €3.3 billion (+8.5% from Q2 2006). In US dollar terms, revenues rose by 16.3%, due in particular to an increase in volume of combines and higher horsepower agricultural tractors.

Iveco had revenues of €2.9 billion, a 25.2% growth compared to the same period of 2006. The increase was due to higher sales volumes and improved pricing.

Revenues in the Components and Production Systems businesses totaled €3.5 billion, a 7.2% increase over Q2 2006. Sales increased 15.8% at FPT Powertrain Technologies and 11.2% at Magneti Marelli, while they were down 31.2% at Teksid mainly due to disposals (Meridian Technologies in 1st quarter 2007) and 11.3% at Comau, due to the overall weakness in its trading environment.

In Q2 2007 the Group’s trading profit totaled €946 million, up €287 million or 43.6% from Q2 2006.  Trading margin rose from 4.8% to 6.2%. The contribution of the Automobiles businesses was key in achieving this improvement: in particular, trading profit at Fiat Group Automobiles rose €105 million to €193 million, resulting in a trading margin of 2.8% versus 1.5% in Q2 2006. Agricultural and Construction Equipment (CNH) trading profit also increased significantly to €348 million (up €75 million or 27.5% in reported terms and up 36.8% in US dollar terms), equal to 10.6% of revenues (9.1% in 2006). Iveco’s trading profit totaled €224 million, an increase of €61 million (+37.4%), yielding a margin of 7.8% (7.1% in 2006). Positive performances were also recorded by the Components and Production Systems businesses, with an aggregate increase of €41 million due to improved results at FPT Powertrain Technologies, Magneti Marelli and Comau, which began to benefit from the restructuring process started in 2006. The decrease at Teksid was attributable to the change in the scope of consolidation.

Net financial expenses which amounted to €111 million (€163 million in 2006) include  gains of €69 million arising from two stock-options related equity swaps and costs of €43 million related to the accelerated redemption (in August 2007) of CNH senior notes due in 2011. The remaining decrease of €26 million reflects mainly lower industrial debt levels.

Income taxes amounted to €248 million (€ 36 million higher than 2006), with the Group tax rate dropping to 28.3%, in line with the Group’s expectations for the whole year.

Net income before minority interest was €627 million, 90% higher than the €330 million posted in Q2 2006.

The Group generated net industrial cash flow (change in net industrial debt, excluding capital increases, dividends, and the impact of foreign currency translation) of approximately €0.9 billion in Q2 2007 thanks to positive operating performance despite capital expenditures of €749 million (€149 million higher than in Q2 2006). This cash flow was used to fund €274 million dividends to Group shareholders, €34 million to minority shareholders of consolidated entities (principally Ferrari and CNH) and share repurchases of €231 million. At the end of the period, net debt stood at €873 million.

The Group’s cash position at June 30, 2007 was €7.4 billion, €0.2 billion lower than the €7.6 billion at the end of March.

Group results in the first six months

In H1 2007, the Fiat Group had revenues of €28.9 billion, up 10.3% from H1 2006, with all industrial businesses contributing to this improvement. Iveco posted the biggest improvement, with revenues up 22.7%, while sales from the Automobiles businesses increased by 11.7%. Increases in revenues were also reported by CNH, +13.7% in US dollar terms (+5.2% reported) and in the Components and Production Systems businesses (+4.3%).

The Group had a trading profit of more than €1.5 billion, nearly 57% higher than in H1 2006, with a trading margin of 5.3% versus 3.8% in H1 2006. The improvement is attributable to the Automobiles businesses and Fiat Group Automobiles in particular, whose trading profit grew by €240 million to €385 million, with a trading margin of 2.9% (1.2% in H1 2006). Iveco’s contribution was also significant, with trading profit of €374 million (+60.5%) and a trading margin of 7.0% (5.3% in 2006). CNH’s trading profit grew by 31% to €537 million, delivering a trading margin of 9.0% (7.2% in H1 2006). The trading profit of the Components and Production Systems businesses increased in total by €42 million due to higher trading profit at FPT Powertrain Technologies, Magneti Marelli and Teksid.

In H1 2007 the Group achieved operating income of €1,541 million. The €559 million increase from H1 2006 (€982 million) reflects improved trading profit, with unusual items netting out to nil.

In H1 2007 net financial expenses totaled €168 million, versus €298 million in H1 2006. The €130 million improvement mainly reflects lower net industrial debt of the Group as well as an increase in financial income of €128 million on two stock-options related equity swaps, partly offset by the €43 million cost related to the early redemption of CNH senior notes otherwise due in 2011.

Income before taxes totaled €1,449 million, compared with €774 million in H1 2006. The €675 million improvement is due to the increase of €559 million in operating income, as well as to lower net financial expenses for €130 million, while investment income decreased by €14 million.

In H1 2007, net income before minority interest was €1,003 million, compared with €481 million in the same period of 2006.

Net industrial debt decreased from €1.8 billion at 2006 year end to €0.9 billion at June 30, 2007, mainly reflecting positive net industrial cash flow of approximately €1.4 billion net of dividends paid and share buy-back of more than €0.5 billion.

Automobiles

Second quarter

The Automobiles businesses posted revenues of €7.4 billion in Q2 2007, up 12.3% from the same period of 2006, due to the sharp increase in sales volumes. In particular, Fiat Group Automobiles had revenues of €6.8 billion, up 12.1% from Q2 2006.

Fiat Group Automobiles delivered a total of 578,700 units worldwide, up 12.2% from Q2 2006. Approximately 360,600 units were delivered in Western Europe, an increase of 3.8%. Due to the success of Punto, Panda, Bravo and light commercial vehicles (Ducato and Scudo), deliveries remained at high levels in nearly all countries: Spain +26.8%, France and Great Britain +7.8%, Italy +3.0%. Germany was the only exception (-9.5%).  With respect to Q2 2006, volumes increased by 35.6% in Brazil and by 37.1% in Poland.

In Q2 2007, the Western European automobile market contracted 1.4% from Q2 2006. This performance was impacted by the sharp contraction in demand in Germany (-8.4%), France (-3.7%) and Spain (-2.4%), while the market grew in Italy (+8.7%) and Great Britain (+1.1%). Demand rose 25.6% in Poland and 33.6% in Brazil.

Fiat Group Automobiles continued to gain market share, reaching 31.5% in Italy (+0.9 percentage point) and 8.2% in Western Europe (+0.6 percentage point). In key markets outside of Europe, penetration improved in Brazil (share of 25.9%, +0.9 percentage point) and decreased slightly in Poland (share of 10.4%, -0.6 percentage point).

A total of 102,000 light commercial vehicles were delivered to the dealer network in Q2 2007, an increase of 16.3% from Q2 2006. The increase in volume recorded in Western Europe (+10.3%, 66,000 deliveries) was nearly double the increase in demand (+5.6%). The Group’s LCV market share stood at 12.8% (+0.3 percentage point) in Western Europe. In Italy market share was 4.7 percentage points lower, at 43.0%, since in 2006 it had benefited from significant fleet contracts which come up for renewal every four years.

Fiat Group Automobiles had a trading profit of €193 million, more than double the Q2 2006 level. The increase is mainly attributable to higher volume, a more favorable product mix following the introduction of new models, increased absorption of fixed production costs, net of higher marketing costs for the launch of new models and increased spending in network development costs.

In Q2 2007 the Fiat brand presented the Linea, a three-volume sedan produced in Turkey and sold in non-European countries as well as selected European markets. A new LCV-derived passenger transport vehicle, the Scudo Panorama, made its debut at the same time that the Fiat Professional logo was introduced for the Light Commercial Vehicles brand of the Group.

In mid-June the Fiat brand introduced a new version of the Grande Punto equipped with the innovative 1.4 T-jet 120 hp gasoline engine, which produces approximately 10% less CO2 emission than comparable engines in its range. Shortly after the close of the quarter, the Group launched its iconic Fiat 500, a model that represents the starting point for the Fiat of the future. Most of the 2007 planned production is sold out after its introduction in the Italian and French markets, and the Group is examining ways to boost production in the short term.

First half

In H1 2007, the Automobiles businesses had revenues of €14.2 billion, an increase of 11.7% from H1 2006. Fiat Group Automobiles posted revenues of €13.1 billion, up 11.2%, due to a sharp increase in volumes resulting from the success of new models and outstanding performance of Brazilian operations.

During the period, Fiat Group Automobiles delivered a total of 1,119,850 units (+11.9%), approximately 716,200 of which in Western Europe, where volumes increased by 5.2% as a result of the good performance of all models. Punto continues to be one of the best-selling models in Europe, Panda retained its leadership position in the A segment and Bravo received 55,000 orders since launch to June 30th. Lancia scored the best sales result since 2001 and launched the Ypsilon Sport MomoDesign. Increases were recorded across all European countries: Spain +23.3%, France +10.3%, Great Britain +8.0%; Italy +5.6%. The only exception was Germany, with the Group down 6.9% in a market that contracted 9.1%. Strong increases in deliveries were also recorded in Brazil (+30.6%) and Poland (+19.1%).

These results are all the more significant since they were achieved in a Western European market that contracted by 1.1% in H1 2007. An overall decrease in demand was posted across all major markets, with Italy (+6.5%) and Great Britain (+2%) being the sole exceptions.  Demand rose in Poland (+26%) and Brazil (+25.7%).

Fiat Group Automobiles achieved a 31.7% market share in Italy versus 30.6% in H1 2006. This positive trend was also confirmed in Western Europe, where an 8.4% market share (+0.6 percentage points) allowed Fiat Group Automobiles to reach the fifth position in the ranking of manufacturers operating in Europe. In Brazil, Fiat’s market share increased one percentage point to 25.4%, and thus confirmed the Group as market leader,  while it was slightly lower (-0.3 percentage points) at 10.4% in Poland.

A total of 196,200 light commercial vehicles were delivered in H1 2007, up 21.8% from H1 2006. In Western Europe, where demand rose by 5%, deliveries increased 15.3% to 125,400 units. Fiat Professional (LCV) market share stood at 42.5% (-2.7 percentage points) in Italy and remained substantially unchanged at 11.7% (+0.4 percentage points) in Western Europe.

Fiat Group Automobiles had a trading profit of €385 million, €240 million higher than in H1 2006, driven in the main by higher volumes and cost efficiencies.

Maserati had revenues of €177 million in Q2 2007, up 19.6% from the same period of 2006. The improvement is largely attributable to the outstanding performance of the new automatic version of Quattroporte, which is selling well in all markets. In total, Maserati delivered 1,863 units during the period, up 9% from Q2 2006.

In Q2 2007 Maserati posted a positive trading result (€1 million), for the first time since its acquisition by Fiat Group in 1993. The turnaround in performance (trading loss of €7 million in Q2 2006) is attributable to higher volumes and the significant cost-containment actions which have been implemented over the last 12 months.

In H1 Maserati had revenues of €344 million, up 27.9% from H1 2006. Deliveries to the sales network (3,704 units) rose by 22%. The Quattroporte model grew significantly, posting a 65% increase in deliveries within the context of a luxury sedan market that contracted by 17%. At the end of H1, the order backlog amounted to 1,979 units, of which 1,442 are Granturismo, whose in-market launch is scheduled to begin in July.

In H1 Maserati achieved break-even, a sharp improvement from H1 2006 when it posted a trading loss of €26 million.

Ferrari had revenues of €423 million in Q2 2007. The 8.7% increase from the same period of 2006 is attributable to sales of the Coupé, Spider and Challenge versions of the F430 model, as well as to the success of the 599 GTB Fiorano model. In the period, 1,740 cars were delivered to end customers (+9%) and 1,651 to the sales network (+11.3%).

Ferrari closed Q2 2007 with a trading profit of €70 million, up 32% from Q2 2006. This positive performance is mainly attributable to higher sales volumes and cost efficiencies.

In H1 2007, Ferrari had revenues of €804 million, an increase of 13.9% from the same period of 2006. In the period, sales to customers totaled 3,364 units (+14%) and deliveries to dealers 3,247 units (+18%).

Ferrari had a trading profit of €101 million in H1 2007, up 57.8% from H1 2006.

Agricultural and Construction Equipment

Second quarter

CNH – Case New Holland revenues in Q2 2007 amounted to €3.3 billion. In U.S. dollar terms, revenues increased by 16.3%, but the weakness of the US dollar reduced the year-over-year improvement to 8.5% in euro terms. The improvement is due to an increase in sales of higher horsepower tractors and combines, and an increase in sales in construction equipment outside of North America. All of the brands achieved year-over-year market share gains.

The global market for agricultural equipment increased by approximately 4% over the second quarter of 2006. Demand rose by 1% in North America due to higher sales of both tractors and combine harvesters. In Latin America, the market increased significantly, in both combine harvesters and tractors. In Western Europe, the market decreased for tractors while it was up for combine harvesters. In the Rest of the World, the market was up, especially  demand for combine harvesters.

CNH unit deliveries of tractors to its dealer network, in the second quarter of 2007 increased by 13% with volumes in the 40+ horsepower range (which represent the core of CNH’s agricultural activities) up 17%.  Deliveries of combine harvesters to the network increased by 37% reflecting good performance in all regions.

The global construction equipment market grew by 10% with respect to the second quarter of 2006.  Demand for both heavy and light equipment grew significantly in all the main geographic regions except North America, where it declined by 14%.

CNH construction equipment deliveries to the network were essentially flat over the second quarter of 2006, reflecting higher volume in virtually all markets and a decline, consistent with overall market performance, in North America.

CNH closed the second quarter of 2007 with a trading profit of €348 million, an increase of €75 million from the €273 million reported in the second quarter of 2006 (+27.5%; up 36.8% in US dollar terms), trading margins went up from 9.1% to 10.6%. CNH achieved double-digit operating margins for the first time since the 1999 merger of Case and New Holland. The increase in volume/mix in the Agricultural Equipment segment and outside North America in the Construction Equipment segment and the impact of improved product quality more than offset the increase in raw materials costs.

First half

In H1 2007 CNH had revenues of €5,960 million.  The change (+5.2%) over the first half of 2006 was negatively influenced by the translation impact of the dollar/euro exchange rate; in U.S. dollar terms, revenues increased 13.7%.  The improvement is due to an increase in sales of higher horsepower tractors and combines and improved pricing in both the agricultural and construction equipment segments more than offsetting the effect of lower volumes in North America for the construction equipment segment.

CNH closed the first half of 2007 with a trading profit of €537 million (trading margins increased to 9% from 7.2%), up €127 million from the €410 million reported in the first half of 2006.
The increase in volume/mix in the Agricultural Equipment segment and outside North America in the Construction Equipment segment and the impact of improved product quality more than offset the increase in raw materials costs.

CNH’s major product launches were:

•	New Holland Agricultural tractor lines T6000 and T7000 (100 to 213 hp range) and T5600 Series in the domestic Chinese market
•	Case IH Agricultural new PUMA tractors and new Axial-Flow 7010 Combine Harvester.
•	New Holland Construction B-series crawler excavators, telehandlers, skid steers loaders and mini excavators.
•	Case Construction launched its new M Series 2 backhoe loaders and E Series wheel loaders.

A sponsorship agreement between the Fiat Group and Juventus Football Club will place the New Holland name on the famous Juventus shirts starting from July for a period of three years.

Trucks and commercial vehicles

Second quarter

In Q2 2007 Iveco had revenues of €2.9 billion (+25.2%) as a result of higher sales volumes and improved pricing.

In Q2 Iveco delivered a total of 56,600 vehicles, the highest level in its history, (including 3,700 with buy-back commitments), up 19.1% over Q2 2006. A total of 41,100 units (+12.4%) were delivered in Western Europe, with sharp improvements in Germany (+24.2%), Spain (+16.5%), France (+9.2%) and Italy (+6.8%). In the rest of the world, deliveries increased significantly in Eastern Europe (+67%) and Latin America (+45%).

Western European demand for commercial vehicles (curb weight ≥ 2.8 tons) recorded an overall increase of 6.4% over Q2 2006. Demand rose for light vehicles (+14.4%), while it decreased in the medium (-14.4%) and heavy (-10.3%) vehicles segments which were negatively influenced by the high number of pre-registrations recorded in April 2006, before the introduction of the digital tachograph and the new emission rules for these vehicles.

Iveco’s share of the Western European market (10.5%) declined slightly over Q2 2006 (-0.4 percentage points) due to a drop in the light vehicle segment (-0.5 percentage points) while both medium and heavy segments posted increases, of 2.0 and of 0.4 percentage points, respectively. Market share improved, however, when compared to Q1 2007 thereby confirming this year’s growth trend.

Iveco’s trading profit totaled €224 million (7.8% of revenues), a sharp improvement (+€61 million) from Q2 2006 trading profit. The increase was mainly attributable to the strong growth in sales volumes and better pricing resulting from the improvement in the competitive repositioning of its products, especially heavy vehicles.

In April Iveco presented the new Trakker, an off-road dump truck and construction vehicle, with two new cabin models. At the same time Iveco also launched the latest version of the Daily CNG, a natural gas powered vehicle. In buses, the Citelis – an urban bus with low environmental impact – rolled out of the Iveco Irisbus plant in Valle Ufita. In addition, one year after its official launch, the new Daily is continuing to receive prizes and awards throughout Europe. In Spain it received the “Light truck of the year” award, and in Great Britain it was named “Best Light Truck 2007”.

First Half

In H1 2007 Iveco had revenues of €5.3 billion, a 22.7% increase from H1 2006.

A total of 104,500 vehicles were delivered in H1 2007 (including 6,900 with buy back commitments), for an increase of 16.8% over H1 2006. In Western Europe deliveries totaled 76,800 units (+11.2%) and its market share was 10.4%. The slight decline from H1 2006 (-0.2 percentage points) is due to a decrease in the light vehicle segment (-0.1 percentage points) that was not completely offset by the good results achieved in the medium and heavy segments (+0.8 and +0.4 percentage points, respectively).

Iveco’s trading profit in H1 totaled €374 million (7% of revenues), up 60.5% or  €141 million from H1 2006.

Components and Production Systems

FPT Powertrain Technologies had revenues of over €1.8 billion, up 15.8% from Q2 2006, reflecting the strong demand from Group companies. Sales to third parties accounted for 24% of revenues (25% in Q2 2006).

Revenues of the Passenger & Commercial Vehicles product line totaled €1 billion (+15.2%), with 79% of production earmarked for Group customers, and the remaining 21% mainly representing sales of diesel engines to third parties. A total of 676,300 engines (+11.8%) and 543,200 transmissions (+24.7%) were sold.

Revenues of the Industrial & Marine product line totaled €829 million, an increase of 17.1%. Fiat Group accounted for 74% of total sales (75% in Q2 2006). In Q2 2007, deliveries of engines (134,600 units) increased by 15.5%, and sales of transmissions (32,600 units) by 2.8% net of a re-selling activity no longer performed in 2007.
A total of 78,300 axles were sold in the period, up 7.6% from Q2 2006.

In Q2 2007, FPT had a trading profit of €77 million, up from €52 million in Q2 2006. Growth stemmed from higher activity volumes and efficiencies in product, purchasing and manufacturing costs.

In H1 2007 FPT Powertrain Technologies had revenues of €3.6 billion in the period (€1.9 billion from the P&CV product line and €1.6 billion from the I&M product line), up 12% from H1 2006. Sales to third parties accounted for 25% of revenues. In H1 2007 the Passenger & Commercial Vehicles product line sold 1,310,100 engines (+8.1%) and 1,043,800 transmissions (+20.1%). The Industrial & Marine product line delivered a total of 260,000 engines, up 10.7% from H1 2006.

FPT had a trading profit of €121 million, an improvement of €35 million or 40.7% from H1 2006.

In Q2 2007 Magneti Marelli had revenues of €1,274 million, up 11.2% from Q2 2006. This improvement is attributable to higher sales to Fiat Group Automobiles, a sharp increase in sales to third parties and growth on the Brazilian market.

These revenues yielded a trading profit of €56 million. The €6 million improvement from Q2 2006 reflected the positive impact of higher sales volumes and the streamlining of the cost base, which offset pressure on prices and higher raw material costs.

Manufacturing of many products got underway in Q2, in particular products earmarked for the Fiat 500: headlamps and taillights, instrument clusters, suspensions and exhaust systems. The navigator for the Fiat 500 is at an advanced development stage. Other production start-ups included the Blue&Me NAV Fiat platform and various products for other automobile manufacturers.

In H1 2007 Magneti Marelli had revenues of €2.5 billion, up 6.8% from H1 2006. On a comparable scope of operations, revenues would have increased by 9%.

Magneti Marelli had a trading profit of €101 million, an increase of €9 million from H1 2006.

Teksid had revenues of €179 million in Q2 2007, down 31.2%. On a like-for-like basis the decrease amounts to 2.7%, driven by lower sales volumes in North America.

In Q2 2007, Teksid had a trading profit of €12 million, as against a trading profit of €18 million in Q2 2006, (which include €8 million from divested activities).  The improvement is due to efficiency gains which more than offset the increase in the cost of raw materials, energy and labor.

In H1 2007 Teksid had revenues of €391 million, down 24.8% over H1 2006. On a comparable scope of operations, revenues decreased by 6.7%.

Teksid closed H1 2007 with a trading profit of €32 million, against €30 million in the corresponding period of 2006. On a comparable scope of operations the increase is €13 million, mainly attributable to improved operating performance.

In Q2 2007 Comau had revenues of €307 million, down 11.3% from Q2 2006. The decrease is attributable to the Powertrain as well as to the Body-welding operations in Europe, which were impacted by a low order backlog at the beginning of the year. Exchange rate trends also negatively influenced revenue performance.

The low level of investments of car manufacturers impacted the order intake of the period, which totaled €291 million (-13.9%).

In Q2 2007 Comau had a trading profit of €1 million, up from the €15 million trading loss of Q2 2006. This improvement is attributable to the reshaping plan launched in the second half of 2006 and whose effects will be fully visible in 2008.

In H1 2007 Comau’s revenues amounted to €536 million, a 17.8% decrease from H1 2006.

Order intake for the period totaled €689 million, down 5.6% over the same period of 2006. The order backlog totaled €665 million at the end of the period, up 15% from December 31, 2006.

In H1 2007 Comau had a trading loss of €25 million, compared to the €21 million trading loss in H1 2006.

Other Businesses

Itedi closed Q2 2007 with revenues of €105 million, down 2.8% from Q2 2006. The decrease is attributable to lower advertising revenues at Publikompass, whose customer portfolio contracted.

Itedi had a trading profit of €6 million, up 20% from Q2 2006. Editrice La Stampa contributed to this improvement with cost containment initiatives and higher revenues from the sale of additional products.

In H1 2007 Itedi had revenues of €205 million, an increase of 1.5% from H1 2006.

Itedi had a trading profit of €6 million in H1 2007, up €1 million from H1 2006.

In Q2 2007, the trading loss of all remaining activities, including Holding companies and the impact of eliminations and consolidation adjustments, increased by €21 million mainly due to different scope of operations (disposal of Banca Unione di Credito  and other minor entities), as well as the expensing of stock option plans.

In H1 2007 trading loss increased by €55 million for the reasons mentioned above as well as lower activities on the High Speed Railway contract in Q1.

Significant Events Occurring in the second quarter of 2007

The speed at which the Group has managed to achieve its operational turnaround led to the upgrade, in the quarter, of its long-term debt rating. Standard & Poor’s raised its rating on Fiat from “BB” to “BB+”, with a positive outlook, while Fitch raised its rating on Fiat by two notches, thereby bringing it – for the first time since 2003 – to “investment grade” level with a stable outlook.

The improvement of Fiat Group positioning in the financial markets was also confirmed by the successful issuance of a 10 year €1 billion bond.

Fiat continued to pursue its strategy of targeted alliances in the second quarter of the year. FPT Powertrain Technologies signed a strategic cooperation agreement in the field of powertrains with the Daimler Chrysler Truck Group. Under the agreement, starting in 2009 FPT will supply Mitsubishi Fuso with around 80,000 light duty diesel engines per year to be used in the Canter light commercial vehicle both in Europe and South-east Asia.

Iveco and the industrial group Samotlor-NN, a major Russian vehicle bodybuilder, signed an agreement pursuant to which a joint venture, 51%-held by Iveco, will be established to manufacture Daily light commercial vehicles in Russia. The partnership sets out a program of progressive localization of industrial activities in the area of Nizhniy Novgorod that will lead, in the medium term, to an installed production capacity of 25,000 units per year of the Daily. An investment of about €50 million is expected, to be funded by the shareholders according to their interest in the joint venture. The products, branded Iveco, will be marketed in Russia and neighboring countries through the distribution networks of Iveco and Samotlor-NN.

Magneti Marelli and Avtopribor signed a letter of intent for the creation of a joint venture in Russia, aimed at the design, development, production and marketing of electronic instrument clusters for motor vehicles. The agreement calls for the future company’s capital to be 51% owned by Magneti Marelli and 49% by Avtopribor. The closing of the transaction will occur after completion of due diligence, expected to take place by the end of the year.

2007 Outlook

The Group’s first half results are fully in line with its 2007 targets and provide a solid base to pursue the growth and margin expansion path set out in the 2007-2010 industrial plan.

In particular, the Group confirms that it expects to reach the upper end of all the 2007 target ranges announced last November.

The Group now expects:

▪	Consolidated trading profit of approximately €2.7 billion (~5 % trading margin);

▪	net income between €1.6 and €1.8 billion;

▪	earnings per share between €1.25 and €1.40.

In addition, strong industrial cash flow generation in the first half of the year enables the Group to move its year-end net industrial debt target to approximately €600 million (excluding the impact of additional share buy-backs).

The Group will continue to implement its strategy of targeted alliances, in order to optimize capital commitments and reduce risks.

Turin, July 24, 2007

Today, at 4:00 p.m. CET, the Group’s management will present the results for the second quarter of 2007 in a conference call with financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group’s website, www.fiatgroup.com.

Consolidated Income Statement

(in millions of euros)	2nd Quarter 2007	2nd Quarter 2006	1st Half 2007	1st Half 2006
Net revenues	15,179	13,608	28,855	26,164
Cost of sales	12,581	11,419	24,060	22,068
Selling, general and administrative costs	1,276	1,196	2,531	2,409
Research and development costs	381	371	755	701
Other income (expenses)	5	37	32	(4)
Trading profit	946	659	1,541	982
Gains (losses) on the disposal of investments	8	6	52	8
Restructuring costs	7	5	22	8
Other unusual income (expenses)	(1)	(1)	(30)	-
Operating result	946	659	1,541	982
Financial income (expenses)	(111)	(163)	(168)	(298)
Result from investments:	40	46	76	90
- Net result of investees accounted for using the equity method	38	43	66	70
- Other income (expenses) from investments	2	3	10	20
Result before taxes	875	542	1,449	774
Income taxes	248	212	446	293
Result from continuing operations	627	330	1,003	481
Result from discontinued operations	-	-	-	-
Net result	627	330	1,003	481

Attributable to:
Equity holders of the parent	593	280	951	418
Minority interests	34	50	52	63

Net revenues
1st Half				2nd Quarter
2007	2006	% change	(in million of euros)	2007	2006	% change
14,181	12,691	11.7	Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	7,357	6,552	12.3
5,960	5,666	5.2	Agricultural and Construction Equipment (CNH-Case New Holland)	3,269	3,014	8.5
5,348	4,357	22.7	Trucks and Commercial Vehicles (Iveco)	2,861	2,286	25.2
6,708	6,434	4.3	Components and Production Systems (FPT, Magneti Marelli, Teksid and Comau)	3,464	3,230	7.2
685	748	-8.4	Other Businesses (Publishing and Communications, Holding companies and Other companies)	352	390	-9.7
(4,027)	(3,732)	-	Eliminations	(2,124)	(1,864)	-
28,855	26,164	10.3	Total for the Group	15,179	13,608	11.5

Trading profit
1st Half				2nd Quarter
2007	2006	Change	(in million of euros)	2007	2006	Change
486	183	303	Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	264	134	130
537	410	127	Agricultural and Construction Equipment (CNH-Case New Holland)	348	273	75
374	233	141	Trucks and Commercial Vehicles (Iveco)	224	163	61
229	187	42	Components and Production Systems (FPT, Magneti Marelli, Teksid and Comau)	146	105	41
(85)	(31)	-54	Other Businesses (Publishing and Communications, Holding companies and Other companies) and Eliminations	(36)	(16)	-20
1,541	982	559	Total for the Group	946	659	287

Consolidated Balance Sheet

(in millions of euros)	At June 30, 2007	At December 31, 2006
ASSETS
Intangible assets	6,502	6,421
Property, plant and equipment	10,412	10,540
Investment property	11	19
Investments and other financial assets:	2,333	2,280
- Investments accounted for using the equity method	1,745	1,719
- Other investments and financial assets	588	561
Leased assets	322	247
Defined benefit plan assets	13	11
Deferred tax assets	1,859	1,860
Total Non-current assets	21,452	21,378
Inventories	9,551	8,447
Trade receivables	5,546	4,944
Receivables from financing activities	12,717	11,743
Other receivables:	3,071	2,839
- Current tax receivables	882	808
- Others	2,189	2,031
Accrued income and prepaid expenses	274	247
Current financial assets:	737	637
- Current investments	24	31
- Current securities	188	224
- Other financial assets	525	382
Cash and cash equivalents	7,177	7,736
Total Current assets	39,073	36,593
Assets held for sale	256	332
TOTAL ASSETS	60,781	58,303
Total assets adjusted for asset-backed financing transactions	53,084	49,959
LIABILITIES
Stockholders' equity:	10,587	10,036
- Stockholders' equity of the Group	9,939	9,362
- Minority interest	648	674
Provisions:	8,457	8,611
- Employee benefits	3,648	3,761
- Other provisions	4,809	4,850
Debt:	19,934	20,188
- Asset-backed financing	7,697	8,344
- Other debt	12,237	11,844
Other financial liabilities	152	105
Trade payables	13,951	12,603
Other payables:	6,217	5,019
- Current tax payables	554	311
- Others	5,663	4,708
Deferred tax liabilities	248	263
Accrued expenses and deferred income	1,121	1,169
Liabilities held for sale	114	309
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	60,781	58,303
Total liabilities adjusted for asset-backed financing transactions	53,084	49,959

Consolidated Statement of Cash Flows

(in millions of euros)			1st Half 2007	1st Half 2006
A)	Cash and cash equivalents at beginning of period as reported		7,736	6,417
	Cash and cash equivalents included as Assets held for sale		5	-
B)	Cash and cash equivalents at beginning of period		7,741	6,417
C)	Cash flows from (used in) operating activities during the period:
	Net result		1,003	481
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		1,343	1,497
	(Gains) losses and other non-cash items		(328)	(7)
	Dividends received		67	61
	Change in provisions		(212)	(159)
	Change in deferred income taxes		(2)	70
	Change in items due to buy-back commitments	(a)	82	(5)
	Change in working capital		336	(12)
	Total		2,289	1,926
D)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(1,428)	(1,556)
	- Investments in consolidated subsidiaries and other investments		(74)	(37)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		278	293
	Net change in receivables from financing activities		(881)	(281)
	Change in current securities		38	136
	Other changes		(78)	7
	Total		(2,145)	(1,438)
E)	Cash flows from (used in) financing activities:
	New issuance of bonds		1,000	2,414
	Repayment of bonds		(21)	(1,691)
	Issuance of other medium-term borrowings		148	836
	Repayment of other medium-term borrowings		(561)	(1,000)
	Net change in other financial payables and other financial assets/liabilities		(772)	(1,022)
	(Buy-back) Sale of Treasury Stock		(214)	-
	Increase in capital stock		-	18
	Dividends paid		(308)	(15)
	Total		(728)	(460)
	Translation exchange differences		56	(128)
F)	Total change in cash and cash equivalents		(528)	(100)
G)	Cash and cash equivalents at end of period		7,213	6,317
	of which: Cash and cash equivalents included as Assets held for sale		36	191
H)	Cash and cash equivalents at end of period as reported		7,177	6,126
(a)
The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds form sales at the end of the contract term, relating to assets included in Property, plant and equipment.

Translation of financial statements denominated in a currency other than the euros
The principal exchange rates used to translate into euros the financial statements prepared in currencies other than the euros were as follows:

	1st Half 2007		At December 31, 2006	1st Half 2006
	Average	At June 30		Average	At June 30
US dollar	1.329	1.351	1.317	1.230	1.271
Pound sterling	0.675	0.674	0.672	0.687	0.692
Swiss franc	1.632	1.655	1.607	1.561	1.567
Polish zloty	3.844	3.768	3.831	3.890	4.055
Brazilian real	2.717	2.601	2.815	2.697	2.751
Argentine peso	4.134	4.190	4.066	3.786	3.944

In accordance with section 2, art. 154 bis of Legislative Decree n. 58/1998, our senior managers responsible for financial reporting, Alessandro Baldi and Maurizio Francescatti, confirm  that the financial data included in this press release corresponds to that included in the Company's accounting records.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney